January 22, 2015

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

U.S. Securities and Exchange Commission

100 F Street, NE

Washington D.C. 20549

Re: Applied Minerals, Inc.

Form 10-K for the Year Ended December 31, 2013

Filed March 14, 2014

File No. 000-31380

Dear Ms. Jenkins:

Applied Minerals, Inc. (the “Company”) provides the following responses (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated January 14, 2015, relating to the above-referenced filing.

In response to the Comment Letter and to facilitate review, we have repeated the text of each of the Staff’s comments in italics below and have followed each italicized comment with the Company’s response.

Pursuant to the provisions of Rule 12b-4 (“Rule 12b-4”) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Rules of Practice of the Commission contained under 17 C.F.R. § 200.83 (“Rule 83”), the Company has supplementally furnished and requests confidential treatment for the information attached to this letter as Supplement 1 and Supplement 2 (the “Material”). The Material included in Supplements 1 and 2 has been omitted from the Company’s filing on EDGAR and is filed separately with the Staff. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request of the Material. If you have any questions regarding the confidential treatment request, please contact William Gleeson by telephone at 212.226.4251 or by email at wgleeson@appliedminerals.com.

In accordance with Rule 12b-4, the Company hereby requests that the Material be returned promptly following completion of the Staff’s review thereof. The Material, as provided in Rule 12b-4, is not required to be filed with or deemed part of the Company’s Exchange Act reports. Please return the Material in the enclosed addressed, prepaid overnight delivery envelope when you have completed your review, or call the undersigned and we will arrange to have the Material retrieved from the Commission.

We advise the Staff that the requested information has been included in Supplements 1 and 2 (the Rule 83 confidential treatment request made by the Company for all of the information in Supplements 1 and 2, which is and are numbered CTR with page numbers beginning at 1 at the bottom). As mentioned previously, Supplements 1 and 2 are included in the letter filed separately with the Staff. As indicated above, we request confidential treatment of Supplements 1 and 2 pursuant to the Rule 83 and that the Material be returned to us following the completion of your review pursuant to Rule 12b-4.

Form 10-K for the Year Ended December 31, 2013

Item 7. M ana gem ent’s D iscussion and Anal ysis of Financial Condition and Results of Operations, page 17

Overview, page 17

1.

Your proposed revisions in response to prior comment 2 do not appear to address our comment in its entirety; thus, we partially reissue the comment. Please further revise your draft of the proposed disclosures to clearly describe, if true, that the source of your revenue is primarily sales of halloysite clay and iron oxide product samples for testing or scale up trials by customers.

We have discussed this issue with the Staff and we will include in future filing the percentages of sales attributable to sales of samples for testing of our products, sales for customer scale-ups (determining whether the customer’s products can be produced satisfactorily using our products in customer’s commercial production equipment), sales to customers for commercial production (for use in products sold to customers). The percentages for 2013 and 2014 are as indicated in the chart below. The “other” classification is used where the Company does not know the customer’s use of the Company’s product. It should be noted that the Company sometimes does not charge or charges reduced rates for samples for testing.

	Percentages of Sales Classified by Customer Use
	2013	2014
Sales for:
Commercial Production	69%	70%
Scale-Ups	17%	26%
Testing	4%	2%
Other	10%	2%
Total	100%	100%

The Company will continue to provide information as to such percentages until such time that the percentages for testing and scale-ups become de minimus.

Confidential Treatment Requested under Rules 83 and 12b-4	2

Item 8. Consolidated Financial Statements and Supplementary Data Notes to the Consolidated Financial Statements

Note 4 - Property and Equipment, page 35

2.

We read your responses to prior comments 2 and 3. You state one of the significant factors you would have to overcome before you would be able to establish reserves is demonstrating your ability to penetrate markets. In light of your current inability to penetrate markets and generate ongoing material revenue streams from your customers, please provide us with detailed support for the assumptions used in Supplement A to demonstrate the probable future economic benefits of your capitalized costs. In doing so, please tell us about material customer contracts you have in place, letters of intention or other compelling evidence that supports your assumptions.

The response to this comment may be found in Supplement 1, which is confidential, as noted above.

3.

In your response to prior comment 3, you present a table containing the amounts capitalized for the new mill by category. Please provide us a description of the laboratory equipment and tell us how it will be used.

The response to the this comment may be found in Supplement 2, which is confidential, as noted above.

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about the undersigned, you may contact me at (212) 226-4232 or William Gleeson, our general counsel at (212) 226-4251.

Very truly yours,

/s/ Nat Krishnamurti

Chief Financial Officer

Confidential Treatment Requested under Rules 83 and 12b-4	3